Exhibit 99.1

500.com Limited Announces Financial Results For the Third Quarter of 2016

SHENZHEN, China, November 10, 2016—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the third quarter of 2016.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or temporary suspension, the Company did not generate any revenue from sports lottery sales in the third quarter of 2016. The Company recorded an operating loss for the third quarter of 2016.

Third Quarter 2016 Highlights

•	Total purchase amount of sports lottery was nil, compared with nil for the second quarter of 2016, and nil for the third quarter of 2015.

•	Net revenues were nil, compared with RMB1.2 million for the second quarter of 2016, and nil for the third quarter of 2015.

•	Operating loss was RMB81.6 million (US$12.2 million), compared with operating loss of RMB89.4 million for the second quarter of 2016, and operating loss of RMB79.2 million for the third quarter of 2015.

•	Non-GAAP[1] operating loss was RMB48.3 million (US$7.2 million), compared with non-GAAP operating loss of RMB40.7 million for the second quarter of 2016, and non-GAAP operating loss of RMB44.7 million for the third quarter of 2015.

•	Net loss attributable to 500.com was RMB75.3 million (US$11.3 million), compared with net loss attributable to 500.com of RMB27.7 million for the second quarter of 2016, and net loss attributable to 500.com of RMB80.7 million for the third quarter of 2015.

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1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our financial and operational results for the third quarter of 2016. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes it has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.”

Third Quarter 2016 Operational Results

Due to the voluntary temporary suspension, no operational results were recorded and presented currently.

Third Quarter 2016 Financial Results

Net Revenues

Net revenues were nil, compared with RMB1.2 million for the second quarter of 2016, and nil for the third quarter of 2015. Net revenues for the second quarter of 2016 were primarily generated from the rendering of technical and data maintenance services by Sumpay.cn, which was disposed in the second quarter of 2016.

Operating Expenses

Operating expenses were RMB82.4 million (US$12.4 million), representing an increase of 1.2% from RMB81.4 million during the third quarter of 2015, and a decrease of 14.3% from RMB96.2 million during the second quarter of 2016. The year-over-year increase was mainly due to an increase in consulting expenses of RMB5.9 million, an increase in technical maintenance expenses of RMB1.4 million, and a reversal of bad debt provision of RMB1.1 million during the third quarter of 2015, which were partially offset by a decrease in advertising expenses associated with the Company’s marketing campaign on TV and other media of RMB4.0 million, a decrease in salary expenses of RMB2.7 million, and a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.3 million. The sequential decrease was mainly due to a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB15.4 million, a decrease in salary expenses of RMB3.2 million, a decrease in the amortization of the online payment and other licenses of RMB1.7 million due to the disposal of Sumpay.cn in the second quarter of 2016, which were partially offset by an increases in consulting expenses of RMB7.1 million, and an increase in technical maintenance expenses of RMB1.1 million.

Cost of services was RMB2.8 million (US$0.4 million), representing a decrease of 17.6% from RMB3.4 million during the third quarter of 2015, and a decrease of 17.6% from RMB3.4 million during the second quarter of 2016. The year-over-year decrease was mainly due to a decline in salary expenses of RMB0.6 million. The sequential decrease was mainly due to a decline in salary expenses of RMB0.3 million, and a decline in share-based compensation expenses associated with share options granted to the Company’s employees of RMB0.3 million.

Sales and marketing expenses were RMB8.0 million (US$1.2 million), representing a decrease of 42.0% from RMB13.8 million during the third quarter of 2015, and a decrease of 29.2% from RMB11.3 million during the second quarter of 2016. The year-over-year decrease was mainly due to a decline in advertising expenses associated with the Company’s marketing campaign on TV and other media of RMB4.0 million, and a decline in bonuses of RMB1.1 million. The sequential decrease was mainly attributable to a decline in share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.4 million, and a decline in salary expenses of RMB1.1 million as a result of the disposal of Sumpay.cn in the second quarter of 2016.

General and administrative expenses were RMB56.7 million (US$8.5 million), representing an increase of 16.9% from RMB48.5 million during the third quarter of 2015, and a decrease of 10.4% from RMB63.3 million during the second quarter of 2016. The year-over-year increase was attributable to an increase in consulting expenses of RMB5.9 million, an increase in depreciation of RMB0.7 million, and a reversal of bad debt provision of RMB1.1 million during the third quarter of 2015, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.2 million. The sequential decrease was mainly due to a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB11.3 million, and a decrease in the amortization of the online payment and other licenses of RMB1.7 million, which were partially offset by an increase in consulting expenses of RMB7.1 million.

Service development expenses were RMB15.0 million (US$2.2 million), representing a decrease of 3.8% from RMB15.6 million during the third quarter of 2015, and a decrease of 17.6% from RMB18.2 million during the second quarter of 2016. The year-over-year decrease was mainly due to a decrease in salary expense of RMB2.2 million, which was partially offset by an increase in technical maintenance expenses of RMB1.4 million. The sequential decrease was mainly due to a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB2.4 million, and a decrease in salary expenses of RMB1.2 million as a result of the disposal of Sumpay.cn in the second quarter of 2016, which were partially offset by an increase in technical maintenance expenses of RMB1.1 million.

Operating Loss

Operating loss was RMB81.6 million (US$12.2 million), compared with operating loss of RMB79.2 million during the third quarter of 2015, and operating loss of RMB89.4 million during the second quarter of 2016. The Company did not generate any revenue from sports lottery sales in the third quarter of 2016 due to the voluntary temporary suspension, which materially affected operating results for the third quarter of 2016.

Non-GAAP operating loss was RMB48.3 million (US$7.2 million), compared with non-GAAP operating loss of RMB44.7 million during the third quarter of 2015, and non-GAAP operating loss of RMB40.7 million during the second quarter of 2016.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB75.3 million (US$11.3 million), compared with net loss attributable to 500.com of RMB80.7 million during the third quarter of 2015, and net loss attributable to 500.com of RMB27.7 million during the second quarter of 2016. The sequential increase was mainly due to a gain from the disposal of Sumpay.cn of RMB64.8 million recognized during the second quarter of 2016.

Non-GAAP net loss attributable to 500.com was RMB41.9 million (US$6.3 million), compared with non-GAAP net loss attributable to 500.com of RMB46.1 million during the third quarter of 2015, and non-GAAP net income attributable to 500.com of RMB21.0 million during the second quarter of 2016.

Basic and Diluted Net Loss per ADS

Basic and diluted net losses per ADS were RMB1.82 and RMB1.82, respectively.

Non-GAAP basic and diluted net losses per ADS were RMB1.01 and RMB1.01, respectively.

Cash and Cash Equivalents, Restricted Cash, Time Deposits, and Short-term Investments

As of September 30, 2016, the Company had cash and cash equivalents of RMB449.7 million (US$67.4 million), restricted cash2 of RMB3.7 million (US$0.6 million), time deposits3 of RMB1,115.2 million (US$167.2 million), and short-term investments of RMB 100.0 million (US$15.0 million), compared with cash and cash equivalents of RMB1,238.5 million, restricted cash of RMB3.8 million, time deposits of RMB358.1 million, and short-term investments of RMB100.0 million as of June 30, 2016.

Account Receivables

As of September 30, 2016, the Company had gross account receivables of RMB19.8 million (US$3.0 million), compared with RMB19.8 million as of June 30, 2016. The Company has made a full provision on the account receivables after assessing the collectability of the account receivables.

Prepayments and Other Current Assets

As of September 30, 2016, the balance of prepayment and other current assets was RMB23.6 million (US$3.5 million), compared with RMB30.8 million as of June 30, 2016. The balance as of September 30, 2016 mainly included: (i) the current portion of deferred expenses of RMB6.8 million (US$1.0 million); (ii) interest receivable of RMB2.7 million (US$0.4 million); and (iii) other receivables of RMB14.1 million (US$2.1 million).

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2 Restricted cash represents government grants received but pending final clearance.

3 Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year.

Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6685 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2016.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

			6.1990

	December 31, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	400,657	449,656	67,430
Restricted cash	10,599	3,695	554
Time deposits	1,220,797	1,115,193	167,233
Short-term investments	45,540	100,000	14,996
Accounts receivable	3,638	-	-
Prepayments and other current assets	30,855	23,580	3,536
Total current assets	1,712,086	1,692,124	253,749

Non-current assets:
Property and equipment, net	44,194	41,799	6,268
Intangible assets, net	200,148	2,718	408
Goodwill	64,899	2,325	349
Deposits	1,217	5,544	831
Long-term investments	60,332	65,883	9,880
Other non-current assets	1,621	2,497	374
Total non-current assets	372,411	120,766	18,110

TOTAL ASSETS	2,084,497	1,812,890	271,859

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	106	-	-
Accrued payroll and welfare payable	15,890	4,748	712
Accrued expenses and other current liabilities	140,612	62,673	9,398
Income tax payable	1,214	14,401	2,160
Total current liabilities	157,822	81,822	12,270

Non-current liabilities:
Long-term payables	46,928	44,353	6,651
Deferred tax liabilities	13,411	-	-
Total non-current liabilities	60,339	44,353	6,651

Total liabilities	218,161	126,175	18,921

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2015 and September 30, 2016; 334,034,932 and 340,580,272 shares issued and outstanding as of December 31, 2015 and September 30, 2016, respectively	110	115	17
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2015 and September 30, 2016; 84,999,159 and 74,400,299 shares issued and outstanding as of December 31, 2015 and September 30, 2016, respectively	32	28	4
Additional paid-in capital	2,022,369	2,161,626	324,155
Treasury shares	(8,773)	(71,148)	(10,669)
Accumulated deficit	(335,363)	(529,271)	(79,369)
Accumulated other comprehensive income	89,488	125,365	18,800
Total 500.com Limited shareholders’ equity	1,767,863	1,686,715	252,938
Noncontrolling interests	98,473	-	-
Total shareholders' equity	1,866,336	1,686,715	252,938

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,084,497	1,812,890	271,859

500.com Limited
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	-	1,238	-	-

Operating expenses:
Cost of services	(3,395)	(3,436)	(2,752)	(413)
Sales and marketing	(13,848)	(11,303)	(7,971)	(1,195)
General and administrative	(48,535)	(63,339)	(56,699)	(8,503)
Service development expenses	(15,643)	(18,163)	(14,995)	(2,249)
Total operating expenses	(81,421)	(96,241)	(82,417)	(12,360)
Other operating income	2,329	897	352	53
Government grant	213	5,081	717	108
Other operating expense	(363)	(346)	(297)	(45)
Operating loss	(79,242)	(89,371)	(81,645)	(12,244)
Interest income	6,047	3,609	7,986	1,198
Interest expense	(1,828)	-	-	-
Loss from equity method investments	(94)	(73)	(63)	(9)
Gain from disposal of subsidiaries	-	64,778	-	-
Loss before income tax	(75,117)	(21,057)	(73,722)	(11,055)
Income tax expense	(5,589)	(8,312)	(1,545)	(232)
Net loss	(80,706)	(29,369)	(75,267)	(11,287)
Less: Net loss attributable to the non-controlling interests	-	(1,658)	-	-
Net loss attributable to 500.com Limited	(80,706)	(27,711)	(75,267)	(11,287)
Other comprehensive income
Foreign currency translation gain	48,852	32,012	8,655	1,298
Change in fair value of available for sale securities	-	55	1,207	181
Other comprehensive income, net of tax	48,852	32,067	9,862	1,479
Comprehensive (loss) income	(31,854)	2,698	(65,405)	(9,808)
Less: Comprehensive loss attributable to noncontrolling interests	-	(1,658)	-	-
Comprehensive (loss) income attributable to 500.com Limited	(31,854)	4,356	(65,405)	(9,808)

Losses per share attributable to 500.com Limited
Basic	(0.19)	(0.07)	(0.18)	(0.03)
Diluted	(0.19)	(0.07)	(0.18)	(0.03)
Losses per ADS* attributable to 500.com Limited
Basic	(1.93)	(0.67)	(1.82)	(0.27)
Diluted	(1.93)	(0.67)	(1.82)	(0.27)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	418,474,696	413,814,006	414,412,535	414,412,535
Diluted	418,474,696	413,814,006	414,412,535	414,412,535

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss	(79,242)	(89,371)	(81,645)	(12,244)
Adjustment for share-based compensation expenses	34,590	48,706	33,325	4,997
Adjusted operating loss (non-GAAP)	(44,652)	(40,665)	(48,320)	(7,247)

Net loss attributable to 500.com Limited	(80,706)	(27,711)	(75,267)	(11,287)
Adjustment for share-based compensation expenses	34,590	48,706	33,325	4,997
Adjusted net (loss) income attributable to 500.com Limited (non-GAAP)	(46,116)	20,995	(41,942)	(6,290)

(Losses) Earnings per share attributable to 500.com Limited (non-GAAP)
Basic	(0.11)	0.05	(0.10)	(0.02)
Diluted	(0.11)	0.05	(0.10)	(0.02)
(Losses) Earnings per ADS* attributable to 500.com Limited (non-GAAP)
Basic	(1.10)	0.51	(1.01)	(0.15)
Diluted	(1.10)	0.49	(1.01)	(0.15)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	418,474,696	413,814,006	414,412,535	414,412,535
Diluted	418,474,696	424,203,719	414,412,535	414,412,535

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.